October 3, 2014

 VIA EDGAR

A.N. Parker
Karina Dorin
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Nates’s Foods, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed September 18, 2014
File No. 000-52831

On behalf of Nate’s Foods, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated August 28, 2014.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

General

1.
Please confirm that the articles of incorporation, by-laws and certificates of designation filed as Exhibits 3.1, 3.2, 3.3, and 3.4 are presently in effect as we unable to locate evidence that they have been filed and recorded by the Colorado Secretary of State.

The articles of incorporation, by-laws and certificates of designation filed as Exhibits 3.1, 3.2, 3.3, and 3.4 are presently in effect.  Colorado does not require that Preferred Stock Designations be filed and in fact do not even have the form available.  However, the Company filed a Restated Articles of Incorporation that include the Preferred Stock Designations in an effort to provide clarity on their terms.  By-laws are not filed with the state since bylaws are an internal corporate document that set out the basic ground rules for operating the corporation.

Attached the Restated Articles of Incorporation as Exhibit 3.1.  The Company also created a Series C Preferred Stock

Security Ownership of Certain Beneficial Owners and Management, page 18.

2.
We note you revised Exhibit 3.3 to reflect that the Series A Preferred Stock has 1,000 voter per share in response to prior comment 1 to our letter dated September 17, 2014.  Please ensure that you revise the total voting power held by your executive officers and directors, individually and as a group, to reflect this change.

Revised to reflect the change.  Also, revise the rick factor on page 7

3.
You disclose in footnote (b) to your beneficial ownership table that your Series B preferred stock may not be converted for a period of 12 months.  However, we are unable to locate any such limitation in Exhibit 3.4.  Please advise.

Corrected Exhibit 3.4 to include the missing language regarding the 12 months.

4.	The Company’s ticker changed from CRRA to NHMD and we made that change under Item 9.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Nate’s Food Co.

By:	/s/ Nate Steck
Name:	Nate Steck
Title:	CEO/President